UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 28, 2004

AssistGlobal Technologies Corp.

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    [X]

Form 40-F   [   ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   [X]

No    [   ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

"Sokhie Puar"

Date:   May 28, 2004

_________________________________

Mr. Sokhie Puar, Director

SECTION 302 CERTIFICATIONS

I, Catherine Stauber, certify that:

1.

I have reviewed this report for the fiscal quarter ended March 31, 2004 of AssistGlobal Technologies Corp.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statement, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's control over financial reporting.

"Catherine Stauber"

Date:  May 28, 2004

By: _______________________

Catherine Stauber

Chief Executive Officer

SECTION 302 CERTIFICATIONS

I, Praveen Varshney, certify that:

1.

I have reviewed this report for the fiscal quarter ended March 31, 2004 of AssistGlobal Technologies Corp.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statement, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's control over financial reporting.

"Praveen Varshney"

Date:  May 28, 2004

By: _______________________

Praveen Varshney

Chief Financial Officer

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 101 42, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1 L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status for* guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:

(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the Issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER ASSISTGLOBAL TECHNOLOGIES CORP.			FOR QUARTER ENDED March 31, 2004	DATE OF REPORT YY/MM/DD 04/05/28
ISSUER ADDRESS 1304 – 925 WEST GEORGIA STREET, CATHEDRAL PLACE				
CITY VANCOUVER	PROVINCE BC	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768	ISSUER TELEPHONE NO. (604) 684-2181
CONTACT NAME SOKHIE PUAR		CONTACT POSITION DIRECTOR		CONTACT TELEPHONE NO. (604) 684-2181
CONTACT EMAIL ADDRESS INFO@ASSISTGLOBAL.COM		WEBSITE ADDRESS WWW.ASSISTGLOBAL.COM		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"SOKHIE PUAR"	SOKHIE PUAR	04/05/28
"PRAVEEN VARSHNEY"	PRAVEEN VARSHNEY	04/05/28

ASSISTGLOBAL TECHNOLOGIES CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181   Fax (604) 682-4768

e-mail: info@assistglobal.com  website: www.assistglobal.com

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Consolidated Balance Sheets

March 31, 2004 and December 31, 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

	March31, 2004	December 31, 2003

Assets

Current assets:
Cash and cash equivalents	$ 283,195	$ 77,700
Accounts receivable	171,089	123,883
Prepaid expenses	23,547	23,420
	477,831	225,003

Property & equipment (Note 4)	47,855	43,527

Intangible assets (Note 3(f))	1	1

	$ 525,687	$ 268,531

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 144,738	$ 254,466
Demand loan (Note 5)	100,000	100,000
Unearned revenue	49,941	69,890
Capital lease obligations, current portion	7,166	11,110
	301,845	435,466

Capital lease obligations, net of current portion (Note 6)	7,845	7,845

Promissory notes payable, shareholders (Note 7)	50,000	50,000

Shareholders' equity:
Share capital (Note 8)	1,013,574	553,180
Additional paid-in capital	389,865	280,276
Deficit	(1,237,442)	(1,058,236)
	165,997	(224,780)

	$ 525,687	$ 268,531

See accompanying notes to consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Consolidated Statements of Operations and Deficit

For the three months ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

	2004	2003

Revenues	$ 198,979	$ 110,843
Direct costs	(61,013)	28,336
	137,966	82,507

Expenses:
Advertising and promotion	9,880	2,628
Amortization	1,849	-
Bank charges and foreign exchange	2,551	1,236
Consulting and management fees:
Incurred	27,692	16,346
Stock based compensation (note 8(c))	22,500	-
Office and administration	25,731	3,020
Professional fees	9,965	1,165
Regulatory and transfer agent fees	5,169	-
Rent	9,336	5,130
Telephone	2,193	3,775
Travel	16,190	3,127
Wages and benefits
Incurred	74,690	58,153
Stock based compensation (note 8(c))	87,089	-
	317,335	94,580

Operating loss	179,369	12,073

Interest and other income	(163)	(1,760)

Net loss for the period	179,206	10,313

Deficit, beginning of period, as previously reported	826,260	278,849
Adjustment to reflect change in accounting for employee stock options (note 3(j))	231,976	-
Deficit, beginning of period, restated	1,058,236	278,849
Deficit, end of period	$ 1,237,442	$ 289,162

Loss per share Weighted average number of shares outstanding	$ 0.011 16,760,266	$ 0.001 11,100,000

See accompanying notes to consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Consolidated Statements of Cash Flows

For the three months ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

	2004	2003

Cash provided by (used in):

Operating activities:
Net loss for the period	$ (179,206)	$ (10,313)
Items not involving cash:
Amortization	1,849	-
Stock option compensation (note 8(c))	109,589	-
Gain on trade in of assets	-	(989)
Change in non-cash operating working capital:
Accounts receivable	(47,206)	25,022
Prepaid expenses	(127)	-
Accounts payable and accrued liabilities	(109,728)	(3,378)
Deferred revenue	(19,949)	-
	(244,778)	10,342

Investing activities
Purchase of property and equipment	(6,177)	(5,732)

Financing activities
Common stock issued for cash, net of issuance costs	127,894	-
Common stock issued on exercise of options	332,500	-
Repayment of capital leases	(3,944)	-
Proceeds from disposition of property and equipment	-	2,500
	456,450	2,500

Increase (decrease) in cash and cash equivalents	205,495	7,110

Cash and cash equivalents, beginning of period	77,700	5,856

Cash and cash equivalents, end of period	$ 283,195	$ 12,966

See accompanying notes to consolidated financial statements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

1.

Nature of business

The Company develops, sells, hosts and supports project and facility management software and provides other custom application solutions globally. The main proprietary line Microview FM is designed for use on PDA's. It records and updates facilities data on the spot for large-scale reorganizations, employee moves, inventory, maintenance and inspection activities.

2.

Reverse acquisition of Assistglobal.com Communications Inc. and name changes

These consolidated financial statements are the continuing financial statements of AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) ("ACI"), a company incorporated under the Canada Business Corporations Act. On July 6, 2003, ACI was recapitalized and acquired IGN Internet Global Network Inc. ("IGN"), an inactive Canadian corporation which traded on the Over-The-Counter Bulletin Board.

Pursuant to the terms of a Share Exchange Agreement dated July 6, 2003 between ACI, the Company and the shareholders of ACI, the shareholders of ACI agreed to exchange all of their shares of ACI for shares of IGN. On closing of the Share Exchange Agreement on July 6, 2003, IGN acquired all of the issued and outstanding shares of ACI by issuing 10,350,000 post consolidated common shares of IGN to the shareholders of ACI. As a result of this transaction, the shareholders in ACI acquired control of IGN. In addition, the Company issued 750,000 common shares as a finder's fee for the acquisition.

On September 9, 2003, a special shareholders' resolution was passed to change IGN's name to AssistGlobal Technologies Corp. ("ATC").

These consolidated financial statements are issued under the name of the legal parent ATC but are considered a continuation of the consolidated financial statements of the legal subsidiary, ACI.

3.

Summary of significant accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant by the Company.

(a)

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, AssistGlobal Inc., AssistGlobal USA Inc., Microview Information Systems Inc. and G & S CAD Solutions Ltd., and the results of their operations from the dates of acquisition. All material intercompany transactions and balances are eliminated on consolidation.

(b)

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses for the reporting period. Actual results could differ from those estimated by management.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

3.

Summary of significant accounting policies, continued

(c)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

(d)

Deferred finance charges

Deferred finance charges relating to the Company's capital leases are amortized to interest expense over the terms of the leases.

(e)

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Annual rates of amortization are as follows:

Computer equipment

30%

declining balance

Computer software

50%

straight line

Furniture and fixtures

20%

declining balance

In the year of acquisition, these rates are reduced by one-half.

(f)

Intangible assets

Intangible assets consist of the VAR licence to sell Archibus FM software and is recorded at a nominal $1.

(g)

Revenue recognition

Revenue is recognized when earned. The Company provides turnkey web-hosted applications and sells packaged and custom software products and related consulting services. Software product revenues are recognized upon shipment of the software product only if no significant Company obligations remain, the fee is fixed or determinable, and collection is received or the resulting receivable is deemed probable. Revenue from packaged software products are recorded when the payment has been received and the software has been shipped. Revenue is recognized, net of discount and allowances, at the time of product shipment. Provisions are recorded for returns, concessions, and bad debts and at December 31, 2003 amounted to $NIL. Revenue related to obligations, which include telephone support for certain products, are based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence ("VSOE") when significant. The Company VSOE is determined by the price charged when each element is sold separately. Revenue from non-recurring programming, software engineering fees, consulting service, support arrangements and training programs are recognized when the services are provided.

(h)

Software development costs

Software development costs are capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Capitalizable software development costs have not been significant and accordingly no amounts have been capitalized.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

3.

Summary of significant accounting policies, continued

(i)

Functional currency

The Canadian dollar is the Company's functional currency. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year-end. Revenue and expense items are translated at the rate prevailing when they were incurred.

(j)

Stock-based compensation

The Company has a stock option plan, which is described in note 8(c). Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $231,976 for the year ended December 31, 2003 (2002 - $nil), to increase deficit by $231,976 as at December 31, 2003 (2002 - $nil), and to increase contributed surplus by $231,976 as at December 31, 2003 (2002 - $nil).

(k)

Loss per share

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods. Fully diluted loss per share has not been presented as it would be anti-dilutive.

4.

Property and equipment

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

5.

Demand loan

The demand loan is unsecured, non-interest bearing with no fixed terms of repayment.

6.

Capital lease obligations

The Company has entered into lease agreements to acquire computer equipment. The liability recorded under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 28.37% per annum and is secured by computer equipment owned by the Company.

The Company's obligation under the capital leases consists of:

7.

Promissory notes payable, shareholders

The promissory notes payable to certain shareholders are unsecured, non-interest bearing and are repayable within 30 days of the Company receiving a single financing with a value of not less than $3,000,000. The shareholders have agreed to extend the repayment date to January 1, 2005.

8.

Share capital

(a)

Authorized

150,000,000

common shares without par value

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

8.

Share capital (continued)

(b)

Issued and fully paid

During the period ended March 31, 2004, the Company completed a non-brokered private placement of 420,000 units at a price of US$0.25 per unit for total gross proceeds of US$105,000 or CAD$137,687. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder to purchase one additional common share at a price of US$0.35 per share for twelve months expiring April 6, 2005 and $0.45 US per share for a further period of six months to a maximum of eighteen months expiring October 6, 2005.  A commission of $9,793 was paid on a portion of the private placement.

(c)

Stock options

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable follows:

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

8.

Share capital, continued

(c)

Stock options, continued

As at March 31, 2004, the following stock options were outstanding:

During the three months ended March 31, 2004, under the fair-value-based method, $87,089 (2003 - $nil) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and $22,500 (2003 - $nil) was recorded for stock options granted to a consultant.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

The weighted average fair value of options granted during the three months ended March 31, 2004 is $0.09 (2003 - $nil).

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

8.

Share capital, continued

(d)

Warrants

As at March 31, 2004, the Company had the following warrants outstanding entitling the holder to purchase one common share of the Company as follows:

Number	Exercise	Expiry
of shares	Price	Date

420,000	US$ 0.35 US$ 0.45	April 6, 2005 October 6, 2005

9.

Financial instruments

(a)

Fair values

The carrying amounts of cash and cash equivalents, accounts receivable, unearned revenue, accounts payable and accrued liabilities, demand loan and capital leases approximate their fair values due to the short-term maturity of these instruments.

(b)

Credit risk

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company sells its products to customers in Canada and the United States. One customer represents approximately 23% of the accounts receivable balance. The Company employs established credit approval policies to mitigate this risk.

(c)

Currency risk

Foreign currency risk reflects the risk that the Company's net assets will be negatively impacted due to fluctuations in exchange rates. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. At March 31, 2004, cash and cash equivalents include a balance of US$16,095 (December 31, 2003 - US$(12,354)), accounts receivable of US$61,891 (December 31, 2003 - US$34,294) and accounts payable of US$19,439 (December 31, 2003 - US$22,472).

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

(Prepared by Management)

10.

Related party transactions

Under the terms of management and consulting services agreements with companies controlled by officers and directors of the Company, the Company will be required to make annual management and consulting payments as follows:

12.

Segmented information

The Company operates primarily in the facilities and project management industries. All of the Company's assets and employees are located in Canada.

13.

Risks and uncertainties

The Company's future operating results may be affected by a number of factors. The Company is dependent upon a number of major suppliers. If a critical supplier had operational problems or ceased making services or software available to the Company, operations could be adversely affected. In particular, hosting services are purchased from one supplier.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC **British Columbia Securities Commission**

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 101 42, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1 L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status for* guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

M:\COMPANY\GENERICFORMS\Form 51-901F.doc

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. Description of Business

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. Discussion of Operations and Financial Condition

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. Subsequent Events

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. Financings, Principal Purposes and Milestones

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. Liquidity and Solvency

Discuss the Issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
ASSISTGLOBAL TECHNOLOGIES CORP.			March 31, 2004	04/05/28
ISSUER ADDRESS 1304 – 925 WEST GEORGIA STREET, CATHEDRAL PLACE				
CITY VANCOUVER	PROVINCE BC	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768	ISSUER TELEPHONE NO. (604) 684-2181
CONTACT NAME SOKHIE PUAR		CONTACT POSITION DIRECTOR		CONTACT TELEPHONE NO. (604) 684-2181
CONTACT EMAIL ADDRESS INFO@ASSISTGLOBAL.COM		WEBSITE ADDRESS WWW.ASSISTGLOBAL.COM		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"SOKHIE PUAR"	SOKHIE PUAR	04/05/28
DIRECTOR'S SIGNATURE "PRAVEEN VARSHNEY"	PRINT FULL NAME PRAVEEN VARSHNEY	DATE SIGNED YY/MM/DD 04/05/28

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Supplementary Information, page 1

March 31, 2004

(Unaudited - Prepared by Management)

Section 1

Transactions with Non-Arms Length Parties during the current fiscal year-to-date:

During the period, the Company paid management and consulting fees of $50,192 to a director and to companies controlled by directors of the Company.

During the period, the Company received US$1,141 for software purchases and services from a company controlled by a director of the Company.

As at March 31, 2004, US$1,141 was due from a company controlled by a director of the Company.

As at March 31, 2004, $17,171 was due to companies controlled by/or with common directors of the Company.

Section 2

A.

Securities Issued During the Current Fiscal Year-To-Date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
January 29, 2004	Common shares	Exercise of options	1,000,000	US$0.25	US$250,000 or CAD$332,500	Cash	Nil
March 18, 2004	Common shares	Private placement	420,000	US$0.25	US$105,000 or CAD$137,687	Cash	Nil

B.

Options Granted During the Current Fiscal Year-To-Date:

Date of Issue	Name of Optionee	Type of Option	Number of Shares	Exercise Price	Expiry Date
January 16, 2004	Geoffrey Dryer	Officer/Director	200,000	US$0.25	January 16, 2009
January 16, 2004	Catherine Stauber	Officer/Director	250,000	US$0.25	January 16, 2009
January 16, 2004	Praveen Varshney	Officer/Director	250,000	US$0.25	January 16, 2009
January 16, 2004	Sokhie Puar	Director	250,000	US$0.25	January 16, 2009
January 16, 2004	Consultant	Consultant	250,000	US$0.25	January 16, 2009

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Supplementary Information, page 2

March 31, 2004

(Unaudited - Prepared by Management)

Section 3

A.

Authorized and Issued Share Capital as at March 31, 2004:

Authorized share capital - 150,000,000 common shares without par value.

A total of 17,423,343 shares have been issued for a total of $1,013,574

B.

Options, Warrants and Convertible Securities Outstanding as at March 31, 2004:

Type of Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	1,333	$0.30	June 13, 2004
	56,000	$0.30	January 25, 2007
	1,330,000	$0.30US	December 9, 2008
	200,000	$0.25US	January 16, 2009

Warrants	420,000	$0.35US $0.45US	April 6, 2005 October 6, 2005

C.

Shares in Escrow or Subject to Pooling as at March 31, 2004:

Common shares in escrow - Nil

D.

List of Directors and Officers as at March 31, 2004:

Geoffrey Dryer	Director & President
Catherine Stauber	Director & CEO
Praveen K. Varshney	Director & CFO
Sokhie Puar	Director
Robert Visser	Director
Peeyush K. Varshney	Corporate Secretary

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion, page 1

March 31, 2004

Message to Shareholders

Financial Results:

For the three months ended March 31, 2004, the Company incurred a loss of $179,206 or $0.011 per share as compared to a loss of $10,313 or $0.001 per share for the same period in 2003.  The increase in loss was primarily attributed to compensation expense of $109,589 recorded during the period for stock options granted to directors and a consultant under the fair value based method.  Also, consulting and management fees increased by $33,846, office and administration by $22,710, travel expenses by $13,063 and wages and benefits by $16,537.

Total sales for the three months ended March 31, 2004 were $198,979 compared to $110,843 for the same period in 2003. General and administrative expenses were $317,335 during the three months ended March 31, 2004 as compared to $94,580 for the three months ended March 31, 2003.

During the period, the Company completed a non-brokered private placement of 420,000 units at a price of US$0.25 per unit for total proceeds of US$105,000. Each unit consists of one common share and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.35 for a period of 12 months expiring April 6, 2005 and at a price of US$0.45 for the next 6 months, to a maximum of 18 months expiring October 6, 2005. The common shares are subject to a hold period expiring July 17th, 2004. The proceeds are being used for general working capital purposes.

Operations Update:

MicroView Parking ManagerTM

The Company introduced MicroView Parking ManagerTM ("MicroView"), a ground-breaking tool that will maximize parking revenues and streamline operations for any business which manages large-scale parking operations.

MicroView delivers powerful desktop and handheld tools with a broader range of functions than other traditional technologies. Parking passes, lot capacities, pass history, violations, tickets and waiting lists can all be managed through this innovative technology and in concert with existing enterprise information built on ARCHIBUS/FMTM. This technology can also be expanded through optional tools for MicroView handheld computers.

The Company achieved further sales of its MicroView software products and hosting services to the healthcare sector.

Pursuant to contracts recently entered into, both local and international healthcare facilities have purchased the Company's MicroView software products and hosting services generating revenues in excess of $234,000 for the Company. Two significant local regions, South Fraser Health Authority and Vancouver Coastal Health Authority and one significant non-local region, Children's Hospital of Philadelphia, PA, have signed contracts adding to a list of impressive recent agreements.

Other healthcare facilities using AssistGlobal products and services include: V.A. Medical Center (Los Angeles, CA), City of Hope (Los Angeles, CA), V.A. Medical Center (Salt Lake City, UT), Hershey Medical Center (Hershey, PA), Cedar Sinai Hospital (Los Angeles, CA), Santa Clara Valley Health & Hospital System (Santa Clara, CA), Mercy Health Partners (U.S.A.), Blue Cross Blue Shield (North Carolina) and Brigham & Women's Hospital (Boston, MA).

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion, page 2

March 31, 2004

Budget restraints for most hospitals have forced a careful consideration at all levels prior to any purchase decisions.  AssistGlobal solutions favor a progressive, proactive approach to the management of healthcare facilities and operations.  The Company works with healthcare professionals to streamline workflow, eliminate redundancies and provide better access to their information.  The results are solutions that provide healthcare managers with measurable improvements to their operations.

In March 2004, the Company entered a new market, Norway, for its MicroView/FM software products.  The Company has been working in collaboration with Infrastructure Management AS of Oslo, Norway, to localize MicroView/FM for the Norwegian language and has reached the final stages of completion. In anticipation of the demand for the product, Infrastructure Management has purchased 15 units of the Norwegian Version of Microview/FM for a value of CDN$33,000.

Management would like to thank you for your continued support. We look forward to updating the Company's shareholders as business opportunities for AssistGlobal progress.

On behalf of the Board of Directors,

"Praveen K. Varshney"

Praveen Varshney

Director